UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 13)

ALCAN INC.

(Name of Subject Company (issuer))

ALCOA HOLDCO CANADA ULC

a wholly owned subsidiary of Alcoa Inc.

and

ALCOA INC.

(Name of Filing Persons (offerors))

COMMON SHARES

(Title of Class of Securities)

013716105

(CUSIP Number of Class of Securities)

Lawrence R. Purtell, Esq.

Executive Vice President and General Counsel

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

(212) 836-2650

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margaret L. Wolff

David Fox

Neil P. Stronski

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,952,481,140	$704,642

*	Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 379,365,408 shares of Alcan common stock (the sum of (x) 367,434,803 Alcan Common Shares outstanding as of February 26, 2007 and (y) 11,930,605 Alcan Common Shares issuable upon the exercise of outstanding options, warrants and other convertible securities and awards as of December 31, 2006 (each as reported in the Annual Report on Form 10-K of Alcan Inc. for the year ended December 31, 2006)) and (ii) the average of the high and low sales prices of Alcan Common Shares as reported on the Toronto Stock Exchange on May 4, 2007 (Cdn$66.97)(equivalent to $60.50 based on the May 4, 2007 Bank of Canada Noon Rate).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$704,642	Filing Party:	Alcoa Inc.
Form or Registration No.:	Form S-4 (333-142669) and Schedule TO	Date Filed:	May 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	going-private transaction subject to Rule 13e-3

☐	issuer tender offer subject to Rule 13e-4

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 13 (this “Amendment No. 13”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 7, 2007, as amended by Amendment No. 1 thereto filed on May 8, 2007, Amendment No. 2 thereto filed on May 10, 2007, Amendment No. 3 thereto filed on May 14, 2007, Amendment No. 4 thereto filed on May 14, 2007, Amendment No. 5 thereto filed on May 17, 2007, Amendment No. 6 thereto filed on May 23, 2007, Amendment No. 7 thereto filed on June 6, 2007, Amendment No. 8 thereto filed on June 7, 2007, Amendment No. 9 thereto filed on June 11, 2007, Amendment No. 10 thereto filed on July 3, 2007, Amendment No. 11 thereto filed on July 6, 2007 and Amendment No. 12 thereto filed on July 9, 2007 (as amended, the “Schedule TO”), by Alcoa Inc., a Pennsylvania corporation (“Alcoa”), and Alcoa Holdco Canada ULC, an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada and a wholly owned subsidiary of Alcoa (together with Alcoa, the “Offerors”), relating to the offer (the “Offer”) by the Offerors to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2007, as amended (the “Offer to Purchase”), and the related Letter of Transmittal, Notice of Guaranteed Delivery and other documents disseminated therewith, each issued and outstanding common share of Alcan Inc., a corporation organized under the laws of Canada (“Alcan”), together with the associated rights (the “Alcan Rights” and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Agreement for U.S.$58.60 (equivalent to Cdn$ 62.03 based on the June 6, 2007 Bank of Canada Noon Rate) net per share in cash (less any applicable withholding taxes and without interest), plus 0.4108 of a share of Alcoa common stock, par value $1.00 per share (“Alcoa Common Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 13 shall have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

The Offerors have filed Amendment No. 1 to the Registration Statement on Form S-4 (file no. 333-142669) relating to the offer and sale of the Alcoa Common Shares to be issued to holders of Alcan Common Shares in the Offer (as amended, the “Registration Statement”), of which the Offer to Purchase constitutes the Prospectus.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, Notice of Guaranteed Delivery and other documents disseminated therewith, including all appendices, amendments and supplements thereto, is incorporated by reference in response to Items 1 through 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 7.    Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented by the addition of the following:

On July 10, 2007, Alcoa and Alcoa Holdco Canada ULC, a Nova Scotia unlimited liability company and a wholly-owned indirect subsidiary of Alcoa (“Alcoa Canada” and, together with Alcoa, the “Borrowers”), entered into a Term Credit Agreement (the “Credit Agreement”), dated as of July 10, 2007 (the “Closing Date”), with a syndicate of bank lenders (the “Lenders”), Citigroup Global Markets Inc. and Goldman Sachs Credit Partners L.P., as joint lead arrangers and joint book-running managers, Goldman Sachs Credit Partners L.P., as syndication agent, and Citicorp North America, Inc., as administrative agent (the “Administrative Agent”), providing for a $30 billion senior unsecured multiple-draw term credit facility (the “Credit Facility”). The Borrowers intend to use the Credit Facility to (a) finance the cash portion of the Offer, as more fully described in the Borrowers’ Registration Statement on Form S-4 (file no. 333-142669), dated as of May 7, 2007, as amended (the “Registration Statement”), (b) finance any subsequent acquisition of Alcan shares not acquired in the Offer (the “Acquisition”), as more fully described in the Registration Statement, (c) refinance certain outstanding debt obligations of Alcoa, Alcan and their respective subsidiaries, and (d) pay any transaction costs, fees and expenses incurred by the Borrowers in connection with the Offer and any Acquisition.

The maturity date for the Credit Facility is January 10, 2009 (the “Maturity Date”). The initial borrowing under the Credit Facility is subject to the condition precedent, among others, that the Offer shall have been consummated or will be consummated simultaneously with or immediately following such borrowing. Thereafter borrowings under the Credit Facility may be made at any time to but excluding the Maturity Date or, if earlier, the date that is 60 days after the Acquisition (the “Commitment Termination Date”). All borrowings will be subject to the Borrowers’ compliance with the terms and conditions precedent for such borrowing as set forth in the Credit Agreement.

Loans under the Credit Facility will, at the Borrowers’ option, bear interest on the principal amount outstanding at either (a) a rate equal to LIBOR plus an applicable margin or (b) a base rate, plus an applicable margin. The applicable margin rate will be based on the credit ratings of Alcoa’s outstanding senior unsecured long-term debt. The applicable margin on LIBOR loans ranges from 0.40% to 1.25% per annum and on base rate loans ranges from 0.00% to 0.25% per annum, depending on such ratings. Based on Alcoa’s current long-term debt ratings, the applicable margin on LIBOR loans will be 0.40% per annum and on base rate loans will be 0.00% per annum. In addition, Alcoa is required to pay an unused commitment fee on the actual daily amount of the unutilized portion of the commitments of the Lenders from the date that is 60 days after the Closing Date through the Commitment Termination Date at a rate ranging from 0.07% to 0.150% per annum, based on the credit ratings of Alcoa’s outstanding senior unsecured long-term debt. Based on Alcoa’s current long-term debt ratings, the unused commitment fee will be 0.07% per annum.

The Credit Facility is unsecured and amounts payable under it will rank pari passu with all other unsecured, unsubordinated indebtedness of the Borrowers. Alcoa has provided an unconditional guarantee of all obligations of Alcoa Canada and any other subsidiary borrower under the Credit Facility.

Loans under the Credit Facility may be prepaid without premium or penalty, subject to customary breakage costs. Mandatory prepayments of the Credit Facility will be required from 100% of the net cash proceeds arising from certain asset sales, equity issuances or debt issuances by Alcoa or any of its subsidiaries as set forth in the Credit Agreement.

The Credit Agreement includes certain covenants, including, among others, (a) leverage ratios, (b) limitations on each Borrower’s ability to incur liens securing indebtedness for borrowed money, (c) limitations on each Borrower’s ability to consummate a merger, consolidation or sale of all or substantially all of its assets and (d) limitations on each Borrower’s ability to change the nature of its business.

The obligation of the Borrowers to pay amounts outstanding under the Credit Facility may be accelerated upon the occurrence of an “Event of Default” as defined in the Credit Agreement. Such Events of Default include, among others, (a) the Borrowers’ failure to pay the principal of, or interest on, borrowings under the Credit Facility, (b) any representation or warranty of either Borrower in the Credit Agreement proving to be materially false or misleading, (c) either Borrower’s breach of any of its covenants contained in the Credit Agreement, and (d) the bankruptcy or insolvency of either Borrower.

The foregoing description of the Credit Facility is subject to, and qualified in its entirety by, reference to the full text of the Credit Agreement, which is attached hereto as Exhibit (b)(ii) and which is incorporated herein by reference.

In the ordinary course of their respective businesses, the Lenders under the Credit Facility, or their affiliates, have performed, and may in the future perform, commercial banking, investment banking, trust, advisory or other financial services for Alcoa and its affiliates for which they have received, and will receive, customary fees and expenses. As described in the Registration Statement, the Borrowers have engaged the services of Citigroup Global Markets Inc. and Goldman, Sachs & Co. in the U.S. and BMO Capital Markets in Canada to act as the dealer managers in connection with the Offer. In addition, certain officers and/or directors of Alcoa (Alain J. P. Belda, Franklin A. Thomas and Klaus Kleinfeld) serve as directors of Citigroup Inc., an affiliate of the Administrative Agent, and Citigroup Global Markets Inc., the joint lead arranger and joint book-running manager.

Alcoa has neither sought nor made alternative financing arrangements should the Credit Facility not be available to Alcoa.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(xxv)	Excerpts from a Management Briefing by Alcoa Inc., dated July 9, 2007 (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on July 10, 2007).
(b)(ii)

Term Credit Agreement, dated as of July 10, 2007, by and among Alcoa Inc., Alcoa Holdco Canada ULC, a syndicate of bank lenders, Citigroup Global Markets Inc., Goldman Sachs Credit Partners L.P., Goldman Sachs Credit Partners L.P., and Citicorp North America, Inc. (incorporated by reference to Exhibit 10(a) to Alcoa’s Current Report on Form 8-K filed with the SEC on July 10, 2007).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALCOA INC.

By:	/s/ LAWRENCE R. PURTELL
Name:	Lawrence R. Purtell
Title:	Executive Vice President and General Counsel

ALCOA HOLDCO CANADA ULC

By:	/s/ LAWRENCE R. PURTELL
Name:	Lawrence R. Purtell
Title:	Secretary

Dated: July 10, 2007

EXHIBIT INDEX

(a)(5)(xxv)	Excerpts from a Management Briefing by Alcoa Inc., dated July 9, 2007 (incorporated by reference to Alcoa’s filing pursuant to Rule 425 under the Securities Act on July 10, 2007).
(b)(ii)

Term Credit Agreement, dated as of July 10, 2007, by and among Alcoa Inc., Alcoa Holdco Canada ULC, a syndicate of bank lenders, Citigroup Global Markets Inc., Goldman Sachs Credit Partners L.P., Goldman Sachs Credit Partners L.P., and Citicorp North America, Inc. (incorporated by reference to Exhibit 10(a) to Alcoa’s Current Report on Form 8-K filed with the SEC on July 10, 2007).